Exhibit 99.1

Tuya Reports First Quarter 2026 Unaudited Financial Results

SANTA CLARA, Calif., May 11, 2026/PRNewswire/－ Tuya Inc. (“Tuya” or the “Company”) (NYSE: TUYA; HKEX: 2391), a global leading AI cloud platform service provider, today announced its unaudited financial results for the first quarter ended March 31, 2026.

First Quarter 2026 Financial Highlights

•	Total revenue was US$80.9 million, up approximately 8.3% year-over-year (1Q2025: US$74.7 million).

•	Platform-as-a-service (“PaaS”) revenue was US$59.0 million, up approximately 9.8% year-over-year (1Q2025: US$53.7 million).

•	AI application & others[1] (formerly known as Software-as-a-service (“SaaS”) and others) revenue was US$11.6 million, up approximately 16.9% year-over-year (1Q2025: US$10.0 million).

•	Smart home & robot product[2] (formerly known as Smart solution) revenue was US$10.2 million, down approximately 6.9% year-over-year (1Q2025: US$11.0 million).

•	Overall gross margin was 46.9%, down 1.6 percentage points year-over-year (1Q2025: 48.5%). Gross margin of PaaS was 46.1% (1Q2025: 48.4%).

•	Operating margin was 9.2%, improved by 11.1 percentage points year-over-year (1Q2025: negative 1.9%). Non-GAAP operating margin was 10.0% (1Q2025: 9.1%).

•	Net margin was 19.5%, improved by 4.7 percentage points year-over-year (1Q2025: 14.8%). Non-GAAP net margin was 20.3% (1Q2025: 25.8%).

•	Net profits were US$15.8 million (1Q2025: US$11.0 million). Non-GAAP net profits were US$16.4 million (1Q2025: US$19.3 million).

•	Net cash generated from operating activities was US$6.4 million (1Q2025: US$9.4 million).

•	Total cash and cash equivalents, time deposits and treasury securities recorded as short-term and long-term investments were US$1,017.1 million as of March 31, 2026, compared to US$1,017.3 million as of December 31, 2025.

1.	Commencing from the current reporting period, the Group has renamed the revenue stream previously presented as Software-as-a-service (“SaaS”) and others to “AI Application & others.” This change reflects the Group’s strategic direction to fully integrate AI capabilities into all software products within this business stream. The Group will focus on providing various subscription-based value-added services powered by large-scale AI models in this stream, such as AI Guardian and Energy Butler.

2.	Commencing from the current reporting period, the Group has renamed the revenue stream previously presented as “Smart solution” to “Smart home & robot product.” This change aligns with the Group’s business orientation for this stream, where product offerings will be focused on AI-enabled consumer electronics and home robotics, including AI-powered security systems, AI energy management solutions, and home companion robots.

For further information on the non-GAAP financial measures presented above, see the section headed “Use of Non-GAAP Financial Measures.”

First Quarter 2026 Operating Highlights

•	Premium PaaS customers[1] for the trailing 12 months ended March 31, 2026 were 306 (1Q2025: 287). In the first quarter of 2026, the Company’s premium PaaS customers contributed approximately 89.3% of its PaaS revenue (1Q2025: approximately 88.7%).

•	Registered AI developers were over 1,970,000 as of March 31, 2026, up 9.4% from approximately 1,801,000 developers as of December 31, 2025.

1.	The Company defines a premium PaaS customer as a customer as of a given date that contributed more than US$100,000 of PaaS revenue during the immediately preceding 12-month period.

Mr. Xueji (Jerry) Wang, Founder and Chief Executive Officer of Tuya, commented, “In the first quarter, despite ongoing external uncertainties and certain regional disruptions, we continued to demonstrate solid growth momentum and strong execution capabilities. Since the fourth quarter, we have benefited from a continued recovery in downstream demand, supporting the ongoing expansion of our business scale. Total revenue increased by 8.3% year over year, with the growth rate further improving from the previous quarter, and we maintained positive growth for multiple consecutive quarters. Our gross margin remained at a healthy level, underscoring the continued enhancement of our product value proposition and platform competitiveness.

Strategically, we continue to pursue AI-driven development, harnessing AI capabilities to accelerate the deployment of application-level solutions and scenario-based products, with implementation across multiple scenarios. We continued to iterate our developer tools and platform capabilities, enabling global developers to access and apply the most advanced AI technologies at lower cost and with greater efficiency. This is reflected in the continued growth of our AI-related business revenue, highlighting our steady progress in commercialization and accelerated deployment. Meanwhile, demand for AI-native applications in consumer scenarios continued to rise, driving the scaled application of Physical AI in real-life settings. At the same time, we are expanding the global rollout of validated solutions and further strengthening our developer ecosystem, working with industry partners to jointly explore the long-term opportunities in the AI application market. Looking ahead, supported by our resilient business model and solid financial foundation, we remain focused on AI application innovation, global solution expansion and developer ecosystem development, continuously enhancing our long-term value creation capabilities.

Mr. Yi (Alex) Yang, Director and Chief Financial Officer of Tuya, added, “In the first quarter, we delivered total revenue of US$80.9 million, representing a year-over-year increase of 8.3%, with PaaS revenue growing by 9.8%, as our overall business continued its steady recovery. AI application & others revenue continued to outperform, increasing by 16.9% year over year and serving as an important driver of our structural growth, driven by continued expansion of cloud-based software offerings with AI application functions and application-level commercialization.

Meanwhile, profitability continued to improve, with GAAP operating margin reaching 9.2% and non-GAAP operating margin standing at 10.0%, demonstrating continued operating leverage and disciplined cost management. Net margin expanded to 19.5%, supported by enhanced efficiency and an optimized expense structure. We maintained a solid balance sheet, with over US$1.0 billion in cash and liquid investments, providing flexibility to support continued investment in AI and global expansion. Overall, our performance reflects the resilience of our core platform business, continued optimization of our revenue mix, and steady progress in translating AI capabilities into scalable commercial outcomes.”

First Quarter 2026 Unaudited Financial Results

REVENUE

Total revenue in the first quarter of 2026 increased by 8.3% to US$80.9 million from US$74.7 million in the same period of 2025.

•	PaaS revenue in the first quarter of 2026 increased by 9.8% to US$59.0 million from US$53.7 million in the same period of 2025, primarily due to increasing demand compared with the same period of 2025 and the Company’s strategic focus on customer needs and product enhancements, despite the disruptions in the international business environment due to tariff-related headwinds since April 2025. Our core customer base remained stable.

•	AI application & others revenue in the first quarter of 2026 increased by 16.9% to US$11.6 million from US$10.0 million in the same period of 2025, primarily due to an increase in revenue from cloud based services. During the quarter, the Company remained committed to offering recurring value-added services with AI application functions.

•	Smart home & robot product revenue in the first quarter of 2026 decreased by 6.9% to US$10.2 million from US$11.0 million in the same period of 2025.

GROSS PROFIT AND GROSS MARGIN

Total gross profit in the first quarter of 2026 increased by 4.5% to US$37.9 million from US$36.3 million in the same period of 2025. The gross margin in the first quarter of 2026 was 46.9%, compared to 48.5% in the same period of 2025.

•	PaaS gross margin in the first quarter of 2026 was 46.1%, compared to 48.4% in the same period of 2025, partly attributable to recent price fluctuations in the semiconductor supply chain.

•	AI application & others gross margin in the first quarter of 2026 was 71.7%, compared to 74.4% in the same period of 2025.

•	Smart home & robot product gross margin in the first quarter of 2026 was 23.0%, compared to 25.7% in the same period of 2025.

Gross margin fluctuated primarily due to changes in products and solutions mix. As an AI developer platform with a rich ecosystem of smart devices and applications, the Company remains focused on AI offering with compelling value propositions while maintaining economic efficiency.

OPERATING EXPENSES

Operating expenses decreased by 19.3% to US$30.4 million in the first quarter of 2026 from US$37.7 million in the same period of 2025. Non-GAAP operating expenses increased by 1.3% to US$29.8 million in the first quarter of 2026 from US$29.4 million in the same period of 2025. For further information on the non-GAAP financial measures presented above, see the section headed “Use of Non-GAAP Financial Measures.”

•	Research and development expenses in the first quarter of 2026 were US$22.0 million, down 3.7% from US$22.8 million in the same period of 2025, primarily due to lower share-based compensation expenses as equity incentive awards granted at higher valuations in previous years have been gradually amortized, partially offset by higher employee-related cost and ongoing investments in research and development capabilities. Non-GAAP adjusted research and development expenses in the first quarter of 2026 were US$21.6 million, compared to US$20.8 million in the same period of 2025.

•	Sales and marketing expenses in the first quarter of 2026 were US$7.4 million, down 11.1% from US$8.3 million in the same period of 2025, primarily because of lower share-based compensation expenses as equity incentive awards granted at higher valuations in previous years have been gradually amortized and lower operating expenses, partially offset by higher employee-related cost associated with regular team movements. Non-GAAP adjusted sales and marketing expenses in the first quarter of 2026 were US$7.3 million, compared to US$7.6 million in the same period of 2025.

•	General and administrative expenses in the first quarter of 2026 were US$4.3 million, down 51.7% from US$8.9 million in the same period of 2025, primarily because of lower share-based compensation expenses as equity incentive awards granted at higher valuations in previous years have been gradually amortized. Non-GAAP adjusted general and administrative expenses in the first quarter of 2026 were US$4.1 million, compared to US$3.4 million in the same period of 2025.

•	Other operating income, net in the first quarter of 2026 was US$3.3 million, primarily due to the receipt of software value-added tax refunds.

LOSS/PROFIT FROM OPERATIONS AND OPERATING MARGIN

Profit from operations in the first quarter of 2026 was US$7.5 million, compared to a loss of US$1.5 million in the same period of 2025. The Company had a non-GAAP profit from operations of US$8.1 million in the first quarter of 2026, compared to a non-GAAP profit from operations of US$6.8 million in the same period of 2025, demonstrating consistent operating profitability and leverage.

Operating margin in the first quarter of 2026 was 9.2%, improved by 11.1 percentage points from negative 1.9% in the same period of 2025. Non-GAAP operating margin in the first quarter of 2026 was 10.0%, improved by 0.9 percentage points from 9.1% in the same period of 2025.

NET PROFIT AND NET MARGIN

Net profit in the first quarter of 2026 was US$15.8 million, improved by 43.2 percentage points from US$11.0 million in the same period of 2025, demonstrating consistent profitability and improved leverage, despite being partially impacted by interest rate cuts. Non-GAAP net profit in the first quarter of 2026 was US$16.4 million, compared to US$19.3 million in the same period of 2025.

Net margin in the first quarter of 2026 was 19.5%, improved by 4.7 percentage points from 14.8% in the same period of 2025. Non-GAAP net margin in the first quarter of 2026 was 20.3%, compared to 25.8% in the same period of 2025, mainly affected by interest rate fluctuations.

BASIC AND DILUTED NET PROFIT PER ADS

Basic and diluted net profit per ADS was US$0.03 in the first quarter of 2026, compared to basic and diluted net profit of US$0.02 in the same period of 2025. Each ADS represents one Class A ordinary share.

Non-GAAP basic and diluted net profit per ADS was US$0.03 in the first quarter of 2026, compared to non-GAAP basic and diluted net profit of US$0.03 in the same period of 2025.

CASH AND CASH EQUIVALENTS, TIME DEPOSITS AND TREASURY SECURITIES RECORDED AS SHORT-TERM AND LONG-TERM INVESTMENTS

Cash and cash equivalents, time deposits and treasury securities recorded as short-term and long-term investments were US$1,017.1 million as of March 31, 2026, compared to US$1,017.3 million as of December 31, 2025. The Company believes its current cash position is sufficient to meet its current liquidity and working capital needs.

NET CASH GENERATED FROM OPERATING ACTIVITIES

Net cash generated from operating activities in the first quarter of 2026 was US$6.4 million. The net cash generated from operating activities for the first quarter of 2026 mainly due to working capital changes in the ordinary course of business.

For further information on non-GAAP financial measures presented above, see the section headed “Use of Non-GAAP Financial Measures.”

Business Outlook

The overall operating environment remains complex, while continuing to show signs of normalization. Participants across the value chain – including manufacturers, brands, and channel partners – are maintaining a cautiously optimistic to planning. At the same time, we have observed more normalized project execution and continuous demand recovering across several of our core categories, suggesting that the market is gradually moving from adjustment toward a more stable operating rhythm.

Meanwhile, global AI development is entering a new stage of application-led growth. As AI technologies continue to evolve from foundational capabilities toward real-world deployment, enterprises and consumers are increasingly focused on practical use cases, scalable implementation, and scenario-based integration with physical devices. This trend is accelerating the convergence of AI and smart hardware, and is creating new opportunities for application innovation, product expansion, and ecosystem collaboration across a wide range of verticals.

Against this backdrop, Tuya continues to advance its AI-driven strategy by strengthening its AI developer platform, expanding application-level capabilities, and supporting broader deployment across diverse smart device and industry scenarios. The ongoing evolution of AI applications, together with its platform capabilities, ecosystem strengths, and global developer base, will continue to support the creation of diversified, higher-value opportunities over the long term.

In this environment, the Company will continue to maintain disciplined execution while selectively investing in AI-driven applications, platform capabilities, and ecosystem development. In response to this evolving market environment, the Company will continue to iterate and improve its products and services, enhance both software and hardware capabilities, and further support customers and developers in bringing AI-driven applications into practical deployment. At the same time, the Company recognizes that its future trajectory may continue to be influenced by a range of external factors, including shifts in consumer demand, regional economic divergence, inventory dynamics, foreign exchange and interest rate volatility, tariffs and trade policy adjustments, and broader geopolitical uncertainties.

Conference Call Information

The Company’s management will hold a conference call at 08:30 P.M. U.S. Eastern Time on Monday, May 11, 2026 (08:30 A.M. Hong Kong Time on Tuesday, May 12, 2026) to discuss the financial results. In advance of the conference call, all participants must use the following links to complete the online registration process. Upon registering, each participant will receive the dial-in information and a unique PIN (personal access code) to join the call as well as an email confirmation with the details.

Participants Online Webcast Registration: https://edge.media-server.com/mmc/p/ac9ndekb

Participants Call Registration: https://register-conf.media-server.com/register/BIb902b42554034c629830165e2265dee8

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://ir.tuya.com.

About Tuya Inc.

Tuya Inc. (NYSE: TUYA; HKEX: 2391) is a global leading AI cloud platform service provider with a mission to build an AI developer ecosystem and enable everything to be smart. Tuya has pioneered a purpose-built AI cloud platform with cloud and generative AI capabilities that delivers a full suite of offerings, including Platform-as-a-Service, or PaaS, AI application & others and Smart home & robot products for developers of smart device, commercial applications, and industries. Through its AI developer platform, Tuya has activated a vibrant global developer community of brands, OEMs, AI agents, system integrators and independent software vendors to collectively strive for smart solutions ecosystem embodying the principles of green and low-carbon, security, high efficiency, agility, and openness.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP financial measures, such as non-GAAP operating expenses, non-GAAP profit from operations (including non-GAAP operating margin), non-GAAP net profit (including non-GAAP net margin), and non-GAAP basic and diluted net profit per ADS, as supplemental measures to review and assess its operating performance. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The Company defines non-GAAP financial measures by excluding the impact of share-based compensation expenses from the respective GAAP financial measures. The Company presents the non-GAAP financial measures because they are used by the management to evaluate its operating performance and formulate business plans. The Company also believes that the use of the non-GAAP financial measures facilitates investors’ assessment of its operating performance.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using the aforementioned non-GAAP financial measures is that they do not reflect all items of expenses that affect the Company’s operations. Share-based compensation expenses have been and may continue to be incurred in the business and are not reflected in the presentation of non-GAAP measures. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP measures to the most directly comparable U.S. GAAP measures, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of Tuya’s non-GAAP financial measures to the most comparable U.S. GAAP measures are included at the end of this press release.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statements. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. The forward-looking statements included in this press release are only made as of the date hereof, and the Company disclaims any obligation to publicly update any forward-looking statements to reflect subsequent events or circumstances, except as required by law. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

Investor Relations Contact

Tuya Inc.

Investor Relations

Email: ir@tuya.com

HL Strategy

Haiyan LI-LABBE

Email: hl@hl-strategy.com

Piacente Financial Communications

China Tel: +86-10-6508-0677

U.S. Tel: +1-212-481-2050

Email: tuya@thepiacentegroup.com

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2025 AND MARCH 31, 2026

(All amounts in US$ thousands (“US$”),

except for share and per share data, unless otherwise noted)

	As of December 31, 2025	As of March 31, 2026
ASSETS
Current assets:
Cash and cash equivalents	890,708	912,447
Restricted cash	–	8
Short-term investments	61,770	38,705
Accounts receivable, net	13,193	13,028
Notes receivable, net	10,111	11,066
Inventories, net	30,943	43,699
Prepayments and other current assets, net	16,486	19,457
Total current assets	1,023,211	1,038,410
Non-current assets:
Restricted cash	245	249
Property, equipment and software, net	15,653	25,143
Land use rights, net	8,843	8,936
Operating lease right-of-use assets, net	5,649	9,890
Long-term investments	77,213	78,843
Other non-current assets, net	1,700	988
Total non-current assets	109,303	124,049
Total assets	1,132,514	1,162,459
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	31,778	38,836
Advances from customers	29,330	32,083
Deferred revenue, current	9,732	9,148
Accruals and other current liabilities	33,261	65,585
Incomes tax payables	142	244
Lease liabilities, current	1,985	3,638
Total current liabilities	106,228	149,534
Non-current liabilities:
Lease liabilities, non-current	3,329	6,418
Deferred revenue, non-current	352	683
Total non-current liabilities	3,681	7,101
Total liabilities	109,909	156,635

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)
AS OF DECEMBER 31, 2025 AND MARCH 31, 2026

(All amounts in US$ thousands (“US$”),

except for share and per share data, unless otherwise noted)

	As of December 31, 2025	As of March 31, 2026
Shareholders’ equity:
Ordinary shares	–	–
Class A ordinary shares	27	27
Class B ordinary shares	4	4
Treasury stock	(12)	(12)
Additional paid-in capital	1,549,389	1,512,933
Accumulated other comprehensive loss	(14,842)	(10,943)
Accumulated deficit	(511,961)	(496,185)
Total shareholders’ equity	1,022,605	1,005,824
Total liabilities and shareholders’ equity	1,132,514	1,162,459

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF
COMPREHENSIVE INCOME

(All amounts in US$ thousands (“US$”),

except for share and per share data, unless otherwise noted)

	For the Three Months Ended
	March 31, 2025	March 31, 2026
Revenue	74,687	80,882
Cost of revenue	(38,436)	(42,984)
Gross profit	36,251	37,898
Operating expenses:
Research and development expenses	(22,810)	(21,972)
Sales and marketing expenses	(8,347)	(7,420)
General and administrative expenses	(8,929)	(4,315)
Other operating incomes, net	2,383	3,281
Total operating expenses	(37,703)	(30,426)
(Loss)/profit from operations	(1,452)	7,472
Other income
Other non-operating income, net	767	767
Financial income, net	12,395	9,496
Foreign exchange gain/(loss), net	44	(1,526)
Profit before income tax expense	11,754	16,209
Income tax expense	(737)	(433)
Net profit	11,017	15,776
Net profit attributable to Tuya Inc.	11,017	15,776
Net profit attribute to ordinary shareholders	11,017	15,776
Net profit	11,017	15,776
Other comprehensive income Foreign currency translation	177	3,899
Total comprehensive income attributable to Tuya Inc.	11,194	19,675

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF
COMPREHENSIVE INCOME (CONTINUED)

(All amounts in US$ thousands (“US$”),

except for share and per share data, unless otherwise noted)

	For the Three Months Ended
	March 31, 2025	March 31, 2026
Net profit attributable to Tuya Inc.	11,017	15,776
Net profit attributable to ordinary shareholders	11,017	15,776
Weighted average number of ordinary shares used in computing net profit per share, basic and diluted
– Basic	606,308,258	615,523,100
– Diluted	608,490,640	616,307,696
Net profit per share attributable to ordinary shareholders, basic and diluted
– Basic	0.02	0.03
– Diluted	0.02	0.03
Share-based compensation expenses were included in:
Research and development expenses	2,016	372
Sales and marketing expenses	738	86
General and administrative expenses	5,521	170

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in US$ thousands (“US$”),

except for share and per share data, unless otherwise noted)

	For the Three Months Ended
	March 31, 2025	March 31, 2026
Net cash generated from operating activities	9,352	6,399
Net cash generated from investing activities	101,183	14,924
Net cash generated from financing activities	2	–
Effect of exchange rate changes on cash and cash equivalents, restricted cash	32	428
Net increase in cash and cash equivalents, restricted cash	110,569	21,751
Cash and cash equivalents, restricted cash at the beginning of period	653,384	890,953
Cash and cash equivalents, restricted cash at the end of period	763,953	912,704

TUYA INC.

UNAUDITED RECONCILIATION OF NON-GAAP MEASURES TO THE MOST
DIRECTLY COMPARABLE FINANCIAL MEASURES

(All amounts in US$ thousands (“US$”),

except for share and per share data, unless otherwise noted)

	For the Three Months Ended
	March 31, 2025	March 31, 2026
Reconciliation of operating expenses to non-GAAP operating expenses
Research and development expenses	(22,810)	(21,972)
Add: Share-based compensation expenses	2,016	372
Adjusted Research and development expenses	(20,794)	(21,600)
Sales and marketing expenses	(8,347)	(7,420)
Add: Share-based compensation expenses	738	86
Adjusted Sales and marketing expenses	(7,609)	(7,334)
General and administrative expenses	(8,929)	(4,315)
Add: Share-based compensation expenses	5,521	170
Adjusted General and administrative expenses	(3,408)	(4,145)
Reconciliation of (loss)/profit from operations to non-GAAP profit from operations
(Loss)/profit from operations	(1,452)	7,472
Operating margin	(1.9)%	9.2%
Add: Share-based compensation expenses	8,275	628
Non-GAAP profit from operations	6,823	8,100
Non-GAAP Operating margin	9.1%	10.0%

TUYA INC.

UNAUDITED RECONCILIATION OF NON-GAAP MEASURES TO THE MOST
DIRECTLY COMPARABLE FINANCIAL MEASURES (CONTINUED)

(All amounts in US$ thousands (“US$”),

except for share and per share data, unless otherwise noted)

	For the Three Months Ended
	March 31, 2025	March 31, 2026
Reconciliation of net profit to non-GAAP net profit
Net profit	11,017	15,776
Net margin	14.8%	19.5%
Add: Share-based compensation expenses	8,275	628
Non-GAAP Net profit	19,292	16,404
Non-GAAP Net margin	25.8%	20.3%
Weighted average number of ordinary shares used in computing non-GAAP net profit per share, basic and diluted
– Basic	606,308,258	615,523,100
– Diluted	608,490,640	616,307,696
Non-GAAP net profit per share attributable to ordinary shareholders, basic and diluted
– Basic	0.03	0.03
– Diluted	0.03	0.03